February 14, 2008

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:     Pacific Capital Bancorp
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             File No. 000-11113

Dear Mr. Cline:

Pacific Capital Bancorp (PCB) received a fax transmittal document on January 10 in which the SEC commented on a response letter from PCB dated June 27, 2007. On January 14, 2008 PCB requested that the SEC grant the bank an extension for a formal response to this SEC correspondence until February 15, 2008 so that PCB may fully consider and adequately respond to the SEC comments. PCB is committed to addressing the concerns of the SEC and has completed management's response. However, our external auditor has requested additional time to review management's comments. Therefore PCB is requesting an additional 30 days, March 17, 2008, to provide our response. This will allow our auditors and legal counsel sufficient time to complete their review and input.

If you need additional information, please contact the undersigned at (805) 564-6495.



Very truly yours,

PACIFIC CAPITAL BANCORP


By:  /s/ Bradley S. Cowie
     ------------------------

Name:    Bradley S. Cowie
Title:   Senior Vice President
         Chief Risk Officer, Interim Chief Financial Officer



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